Exhibit 16.1

November 30, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Liquidmetal Technologies, Inc. (copy attached), which we understand will be filed with the Commission, pursuant to Item 4.01 of Form 8-K, as part of the Company’s Form 8-K report dated November 30, 2005. We agree with the statements made in the first (except for the last sentence which we have no basis to agree or disagree), second, third, fourth, fifth, sixth, seventh and eighth paragraphs.  We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/Stonefield Josephson, Inc.
Santa Monica, California